                ______________________________________________
                                                              File No. 333-56303
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              ___________________

                                   FORM T-1

                           STATEMENT OF ELIGIBILITY
                    UNDER THE TRUST INDENTURE ACT OF 1939 OF
                  A CORPORATION DESIGNATED TO ACT AS TRUSTEE

                     _____________________________________
           [X] - CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF
                    A TRUSTEE PURSUANT TO SECTION 305(b)(2)

                     _____________________________________
                           THE CHASE MANHATTAN BANK
              (Exact name of trustee as specified in its charter)

NEW YORK                                                             13-4994650
(State of incorporation                                        (I.R.S. employer
if not a national bank)                                     identification No.)

270 PARK AVENUE
NEW YORK, NEW YORK                                                        10017
(Address of principal executive offices)                             (Zip Code)


                              William H. McDavid
                                General Counsel
                                270 Park Avenue
                           New York, New York 10017
                              Tel: (212) 270-2611
          (Name, address and telephone number of agent for service)

            ______________________________________________________
                DISTRIBUTION FINANCIAL SERVICES RV TRUST 1999-3
              (Exact name of obligor as specified in its charter)

                DEUTSCHE RECREATIONAL ASSET FUNDING CORPORATION
                                 (REGISTRANT)

NEVADA                                                             41-1592157
(State or other jurisdiction of                                (I.R.S. employer
incorporation or organization)                              identification No.)

c/o Norwest Bank Minnesota,
National Association
Sixth & Marquette
Minneapolis, Minnesota                                               55479-0070
(Address of principal executive offices)                             (Zip Code)

                     _____________________________________
                      (Title of the indenture securities)

                              ASSET BACKED NOTES

(this application relates to the Asset Backed Notes issued by the above referenced trust and registered pursuant to the registration statement, the file number of which is referred to above.)

                                    GENERAL


Item 1.  General Information.

         Furnish the following information as to the trustee:

         (a) Name and address of each examining or supervising authority to which it is subject.

             New York State Banking Department, State House, Albany, New York 12110.

             Board of Governors of the Federal Reserve System, Washington, D.C., 20551.

             Federal Reserve Bank of New York, District No. 2, 33 Liberty Street, New York, N.Y.

             Federal Deposit Insurance Corporation, Washington, D.C., 20429.

         (b) Whether it is authorized to exercise corporate trust powers.

             Yes.

Item 2.  Affiliations with the Obligor.

         If the obligor is an affiliate of the trustee, describe each such affiliation.

         None.

Item 16.  List of Exhibits

          List below all exhibits filed as a part of this Statement of Eligibility.

          1. A copy of the Articles of Association of the Trustee as now in effect, including the Organization Certificate and the Certificates of Amendment dated February 17, 1969, August 31, 1977, December 31, 1980, September 9, 1982, February 28, 1985,
              December 2, 1991 and July 10, 1996 (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-06249, which is incorporated by reference).

          2. A copy of the Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference. On July 14, 1996, in connection with the merger of Chemical Bank and The Chase Manhattan Bank (National Association), Chemical Bank, the surviving corporation, was renamed The Chase Manhattan Bank).

          3. None, authorization to exercise corporate trust powers being contained in the documents identified above as Exhibits 1 and 2.

          4. A copy of the existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-06249, which is incorporated by reference).

          5.  Not applicable

          6. The consent of the Trustee required by Section 321(b) of the Act (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference. On July 14, 1996, in connection with the merger of Chemical Bank and The Chase Manhattan Bank (National Association), Chemical Bank, the surviving corporation, was renamed The Chase Manhattan Bank).

          7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

          8.  Not applicable.

          9.  Not applicable.

                                   SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, The Chase Manhattan Bank, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 13th day of July, 1999

                                                  THE CHASE MANHATTAN BANK

                                                    By /s/ Vada Haight
                                                      -----------------
                                                       /s/ Vada Haight
                                                          Vice President

                             Exhibit 7 to Form T-1

                               Bank Call Notice

                            RESERVE DISTRICT NO. 2
                      CONSOLIDATED REPORT OF CONDITION OF

                           The Chase Manhattan Bank
                 of 270 Park Avenue, New York, New York 10017
                    and Foreign and Domestic Subsidiaries,
                    a member of the Federal Reserve System,

                at the close of business March 31, 1999, in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.


                                                              Dollar Amounts
                       ASSETS                                   in Millions
Cash and balances due from depository institutions:
   Noninterest-bearing balances and
   currency and coin..........................................   $ 15,364
   Interest-bearing balances..................................      3,811
Securities: ..................................................
Held to maturity securities...................................      1,084
Available for sale securities.................................     49,894
Federal funds sold and securities purchased under
   agreements to resell.......................................     27,638
Loans and lease financing receivables:
   Loans and leases, net of unearned income     $131,839
   Less: Allowance for loan and lease losses       2,642
   Less: Allocated transfer risk reserve....           0
                                                --------
   Loans and leases, net of unearned income,
   allowance, and reserve.....................................    129,197
Trading Assets................................................     45,483
Premises and fixed assets (including capitalized
   leases)....................................................      3,124
Other real estate owned.......................................        242
Investments in unconsolidated subsidiaries and
   associated companies.......................................        171
Customers' liability to this bank on acceptances
   outstanding................................................        974
Intangible assets.............................................      2,017
Other assets..................................................     12,477
                                                                 --------
TOTAL ASSETS..................................................   $291,476
                                                                 ========

                                  LIABILITIES

Deposits
   In domestic offices....................................      $102,273
   Noninterest-bearing.............................$39,135
   Interest-bearing................................ 63,138
                                                   -------
   In foreign offices, Edge and Agreement,
    subsidiaries and IBF's................................        74,586
   Noninterest-bearing.............................$ 4,221
   Interest-bearing................................ 70,365

Federal funds purchased and securities sold under
 agreements to repurchase.................................        41,039
Demand notes issued to the U.S. Treasury..................         1,000
Trading liabilities.......................................        32,929

Other borrowed money (includes mortgage indebtedness
   and obligations under capitalized leases):
   With a remaining maturity of one year of less..........         4,353
   With a remaining maturity of more than one year
       through three years................................            14
   With a remaining maturity of more than three years.....            92
Bank's liability on acceptances executed and outstanding..           974
Subordinated notes and debentures.........................         5,427
Other liabilities.........................................         9,684

TOTAL LIABILITIES.........................................       272,371
                                                                --------

                                EQUITY CAPITAL

Perpetual preferred stock and related surplus.............             0
Common stock..............................................         1,211
Surplus (exclude all surplus related to preferred stock)..        11,016
Undivided profits and capital reserves....................         7,040
Net unrealized holding gains (losses)
 on available-for-sale securities.........................          (179)
Accumulated net gains (losses) on cash flow hedges........             0
Cumulative foreign currency translation adjustments.......            17

TOTAL EQUITY CAPITAL......................................        19,105
                                                                --------
TOTAL LIABILITIES AND EQUITY CAPITAL......................      $291,476
                                                                ========

I, Joseph L. Sclafani, E.V.P. & Controller of the above-named bank, do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

                              JOSEPH L. SCLAFANI

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

                       WALTER V. SHIPLEY       )
                       THOMAS G. LABRECQUE     ) DIRECTORS
                       WILLIAM B. HARRISON, JR.)